UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31412 / January 13, 2015

In the Matter of

SSGA FUNDS MANAGEMENT, INC.
SPDR SERIES TRUST
SPDR INDEX SHARES FUNDS
SSGA MASTER TRUST
SSGA ACTIVE TRUST

State Street Financial Center
One Lincoln Street
Boston, MA 02111

(File No. 812-13961)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

SSgA Funds Management, Inc., SPDR Series Trust, SPDR Index Shares Funds, SSgA Master
Trust and SSgA Active Trust filed an application on September 16, 2011, and amendments to the
application on March 13, 2012, August 18, 2014, December 12, 2014, and December 23, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an
exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On December 18, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31384). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by SSgA Funds Management, Inc., et al. (File No. 812-13961) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary